UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Delicious Brands, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   246890 10 7
                                 (CUSIP Number)

                              Jonathan Klein, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of Pages
                           List of Exhibits is on Page

                                  SCHEDULE 13D

CUSIP No. 460181 10 0                                          Page 2 of  Pages


1        NAME OF REPORTING PERSON
                  Little Meadow Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           875,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           875,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  875,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.46%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 460181 10 0                                         Page 1 of  Pages


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           875,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           875,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.46

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D


Item 1.  Security and Issuer

                  This Schedule 13D relates to the common stock, $0.01 par value per share, of Delicious Brands, Inc., a Delaware corporation (the "Issuer") ("Common Stock"). The principal executive offices of the Issuer are located at 2070 Maple Street, Des Plaines, Illinois 60018.


Item 2.  Identity and Background

                  This Schedule 13D is filed by Little Meadow Corp., a Delaware corporation (the "Corporation"), and Carl C. Icahn, a citizen of the United States of America ("Icahn" and together with the Corporation, the "Reporting Persons"). The principal business address and the address of the principal office of the Corporation is c/o Icahn & Co., One Wall Street Court, Suite 980, New York, New York 10005. The principal business address and the address of the principal office of Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

                  The Corporation is wholly-owned by Icahn. The Reporting Persons may be deemed to be a "group" within the meaning of Regulation Section 13d-5 promulgated under the Securities Exchange
Act of 1934, as amended (the "Act").

                  The Corporation is primarily engaged in the business of investing in securities. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various subsidiaries of Starfire, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

                  The name, citizenship, present principal occupation or employment and business address of each executive officer of the Corporation is set forth on Schedule A attached hereto. Icahn is the sole director of the Corporation.

                  Neither the Reporting Persons nor any of the Corporation's executive officers has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

                  The aggregate purchase price for the Shares (as defined below) purchased was $1,750,000. The source of the funding for the purchase of these Shares was general working capital of the Corporation.


Item 4.  Purpose of Transaction

                  The Reporting Persons acquired 35,000 shares of Series B Convertible Preferred Stock of the Issuer ("Series B Stock") and a warrant to purchase 700,000 shares of Common Stock (the "Warrant Shares" and together with the Series B Stock, the "Shares") for investment. Each share of Series B Stock is, subject to equitable adjustments, convertible into five shares of Common Stock. The Reporting Persons reserve the right to continue to acquire securities of the Issuer from time to time in the open market or otherwise. In addition, the Reporting Persons reserve the right to sell any securities of the Issuer, including the Shares, in the open market or otherwise subject to the terms and conditions set forth in the Securities Purchase Agreement, dated April 12, 1999, by and between the Issuer and the Corporation (the "Purchase Agreement") and the Warrant to purchase the Warrant Shares, dated April 12, 1999 (the "Warrant").

                  In accordance with the terms of the Purchase Agreement, the Issuer filed with the Secretary of State of the State of Delaware the Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of Delicious Brands, Inc. (the "Certificate of Designations") designating the 35,000 shares of Series B Stock. In accordance with the Certificate of Designations, the holders of Series B Stock shall have the right, among other things, to elect two members to the Board of Directors of the Issuer.

                  The Purchase Agreement, the Warrant and the Certificate of Designations referred to in this Item 4 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Purchase Agreement and the Warrant are attached hereto as Exhibits 10.2 and 4.1, respectively.

Item 5.  Interest in Securities of the Issuer

                  (a) - (b)On the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 875,000 shares of Common Stock, representing 16.46% of the Common Stock outstanding (based on 4,440,835 shares of Common Stock stated to be outstanding, as represented by the Issuer in the Purchase Agreement), consisting of (i) 175,000 shares of Common Stock into which the 35,000 shares of Series B Stock is convertible and (ii) 700,000 shares of Common Stock that may be purchased pursuant to the Warrant. The Reporting Persons may be deemed to own 100% of the Series B Stock.

                  The Corporation has sole voting power and sole dispositive power with regard to all of the Shares.

                  Icahn has shared voting and shared dispositive power with regard to all of the Shares.

                  None of the executive officers of the Corporation beneficially own securities of the Issuer.

                  (c) There have been no transactions in the securities of the Issuer effected by the Reporting Persons in the past sixty (60) days.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

                  (e)      Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer

                  In accordance with the terms and conditions of the Purchase Agreement, for an aggregate purchase price of $1,750,000, the Corporation purchased from the Issuer: (a) 35,000 shares of Series B Stock and (b) a warrant to purchase, subject to the equitable adjustments, 700,000 shares of Common Stock at an initial exercise price of $.01 per share for a period of ten years following the date of issuance of such warrants. The Series B Stock has the designations, rights and other terms and provisions set forth in the Issuer's Certificate of Designations, which rights and terms include, without limitation:
(i) the right of the holders of Series B Stock to elect two members of the Board of Directors of the Issuer; (ii) the right of the holder of each share of Series B Stock to convert each such share into five shares of Common Stock (subject to equitable adjustments) at any time or from time to time; and (iii) the right of the holder of each share of Series B Stock to vote on all matters presented to the holders of Common Stock on the basis of five votes for each share of Series B Stock (subject to equitable adjustment). The Corporation has agreed not to sell any Series B Stock prior to November 12, 1999 without the Issuer's consent.

         As provided by the Series B Stock, the Corporation has designated Russell D. Glass and George W. Hebard III to serve as directors of the Issuer. Mr. Glass and Mr. Hebard are employees of Icahn Associates Corp., a Delaware corporation wholly-owned by Starfire.

                  The Purchase Agreement, the Warrant and the Certificate of Designations described in this Item 6 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Purchase Agreement and the Warrant are attached hereto as Exhibits 10.2 and 4.1, respectively.


Item 7.  Material to be Filed as Exhibits

                  Exhibit 4.1. Warrant to Purchase 700,000 shares of Common Stock of Delicious Brands, Inc., dated April 12, 1999.

                  Exhibit 10.1. Joint Filing Agreement of the Reporting
Persons.

                  Exhibit 10.2. Securities Purchase Agreement, dated April 12, 1999, by and between Delicious Brands, Inc. and Little Meadow
Corp.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1999

LITTLE MEADOW CORP.


By:      /s/ Edward E. Mattner
         Edward E. Mattner
         President



/s/ Carl C. Icahn
CARL C. ICAHN


           [signature page to Schedule 13D re: Delicious Brands, Inc.]

                                                                Schedule A


             Executive Officers and Directors of Little Meadow Corp.


                  Name, Business Address and Principal Occupation of each Executive Officer and Director of the Corporation.

                  The following sets forth the name and principal occupation of each executive officer and director of the Corporation. Each such person is a citizen of the United States of America. Except as otherwise indicated, the principal business address of each director and executive officer is c/o Icahn Associates Corp., 767 Fifth Avenue, New York, New York 10153.

         NAME              POSITION                         PRINCIPAL OCCUPATION

Carl C. Icahn              Director                         See Item 2 herein.

Edward E. Mattner          President                        Securities Trader
                                                            for various Icahn
                                                            affiliated entities

Robert J. Mitchell         Vice President                   Chief Financial
                           and Treasurer                    Officer of Various
                                                            Icahn affiliated
                                                            entities

Gail Golden                Vice President                   Officer of various
                           and Secretary                    Icahn affiliated
                                                            entities

Richard T. Buonato*        Vice President and               Controller of
                           Assistant Secretary              Starfire


*The business address of Mr. Buonato is One Wall Street Court,
Suite 980, New York, New York 10005.